02035092

P.E 5.1.02

0-31106

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

MAY 06 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

CRGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 2, 2002

By [signature]
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.
Investor Relations/Media Relations
Dr. S.K. Chen
886-6-507-7712
s.k._chen@chipmos.com.tw

Thomson Financial Corporate Group

Investor Relations
In US:
Mark Jones
1-212-701 1851
mark.p.jones@tfn.com

Investor Relations
In Hong Kong:
Andrew Mak
852-2905 3181
andrew.mak@tfn.com.hk

ChipMOS/Bermuda Announces Record Output for TCP Operation

Hsinchu, Taiwan, May 2, 2002 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) ("ChipMOS/Bermuda") today announced that its Tape Carrier Package (TCP) output had reached a record high of more than 10 million pieces in April 2002 and is expected to reach 12 million pieces in May 2002. This significant milestone serves to highlight ChipMOS/Bermuda's position as one of Taiwan's leading TCP service providers.

"As a sign of the booming TCP market, ChipMOS/Bermuda has received a surge of orders from customers," said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda. "Some customers have even signed agreements with ChipMOS/Bermuda to protect their product delivery, with orders going as far into the future as the end of 2004."

Mr. Cheng continued, "We are pleased to see the continued growth of the TCP industry, especially in Taiwan. In order to better serve our customers, we have acquired more equipment to boost our TCP capacity. We believe that our current capacity will be sufficient to accommodate any further increase in demand."

ChipMOS/Bermuda's TCP/COF is currently volume produced at the inner lead pitch level of 45 micron, while its 35-micron technology is under development and is expected to be released for mass production by the fourth quarter of this year. The yields for both of its TCP testing and assembly operations are generally higher than 99.5% while the total yields including outgoing visual inspection are over 98.5%.

ChipMOS's Tape Carrier Package (TCP)/Chip On Film (COF) package provides both mechanical and electrical support to the LCD driver semiconductors between the LCD panel and the driving module for the application in flat panel displays. Furthermore, the driving module can be manufactured by using COF technology with finer inner lead pitch and more lead counts. Turn-key services for both TCP and COF packages, from gold bumping to final test, are available in current ChipMOS assembly lines.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw/